EXHIBIT 16

August 19, 2004

Office of Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We have read Fauquier Bankshares, Inc.’s statements included under Item 4 of its Form 8-K dated August 19, 2004, and we agree with such statements concerning our firm. We are not in a position to agree or disagree with Fauquier Bankshares, Inc.’s statement that the change was recommended and approved by the Audit Committee, and we are not in a position to agree or disagree with Fauquier Bankshares, Inc.’s statement that Smith Elliott Kearns & Company, LLC were not engaged regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Fauquier Bankshares, Inc.’s consolidated financial statements.

Sincerely,

YOUNT, HYDE & BARBOUR, P.C.